Exhibit 99.87

NEWS RELEASE

Corporate Update

March 24, 2021

Carbon Streaming Corporation (the “Company”) is pleased to announce it has closed a private placement of 43,299,268 units at $0.75 per unit, to raise gross proceeds of $32,474,451. Each unit is comprised of one common share in the capital of the Company (a “Share”) and one Share purchase warrant exercisable to acquire an additional Share at $1.50 for five years from the date of issue.

Justin Cochrane, President & CEO of the Company stated, “The funds from this placement, in conjunction with $242,500 raised in December 2020 and $3,667,500 raised in January 2021, give the Company sufficient cash resources to negotiate and execute agreements to invest in a number of projects that generate carbon credits. The world is transitioning to a low carbon future and Carbon Streaming is excited to be at the forefront of providing capital to projects around the globe that help us move towards the critical goal of carbon-neutrality before 2050.”

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle that will offer investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and corporations to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. These projects will have significant social and economic benefits in addition to their carbon sequestration or carbon offsetting potential.

ON BEHALF OF THE BOARD:

“Justin Cochrane”

Justin Cochrane, Director, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation pertaining to anticipated fund raising and use of proceeds. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. There is no assurance that the Company will be successful in using its existing funds in the manner contemplated by the Company. Undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.